American Beacon Funds
                         4151 Amon Carter Blvd. MD 2450
                             Fort Worth, Texas 76155
                                  (817) 967-3509

                                         August 30, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:  American Beacon Funds
     Post-Effective Amendment No. 55
     File No. 33-11387

Dear Sir or Madam:

     On June 16, 2005, the American Beacon Funds (the "Trust") filed Post-Effective Amendment Number 55 to the Trust's Registration Statement on Form N-1A ("PEA No. 55") with the U.S. Securities and Exchange Commission to register the American Beacon Small Cap Value Fund (the "Fund") as a new series of the Trust. The Trust has determined not to begin operations of the Fund at this time, and as such, requests the withdrawal of PEA No. 55 pursuant to Rule 477(a) under the Securities Act of 1933, as amended. The Trust confirms that no securities were sold in connection with the proposed offering.

     If you have any questions concerning the foregoing, please do not hesitate to contact me at (817) 931-9504.

                                         Sincerely yours,

                                         /s/ CHRISTY SEARS
                                         Christy Sears
                                         Chief Compliance Officer
                                         and Assistant Secretary



cc:  Arun Murthy, Esq.
       Kirkpatrick and Lockhart Nicholson Graham LLP